

13012443

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 0 1 2013

SEC FILE NUMBER
8-51356

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/12___ AND ENDING ___12/31/12___
                                             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

NEXT Financial Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2500 Wilcrest Drive, Suite 620
                    (No. and Street)

Houston	Texas	77042
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

                                                        (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
                             (Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. *See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.



OATH OR AFFIRMATION

I, ___Mark S. Brooks_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of
NEXT Financial Group, Inc._____, as of <u>December 31, 2012,</u> are true
and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or
director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

<u>Chief Financial Officer</u>
Title

_____
Notary Public

This report** contains (check all applicable boxes):

[X]	(a)	Facing Page.
[X]	(b)	Statement of Financial Condition.
[X]	(c)	Statement of Income (Loss).
[X]	(d)	Statement of Cash Flows.
[X]	(e)	Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
[X]	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X]	(g)	Computation of Net Capital.
[X]	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[X]	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
[X]	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ]	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X]	(l)	An Oath or Affirmation.
[X]	(m)	A copy of the SIPC Supplemental Report.
[ ]	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[X]	(o)	Independent auditor's report on internal control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

NEXT FINANCIAL GROUP, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2012

NEXT FINANCIAL GROUP, INC.

CONTENTS



ACCOUNTANTS
CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholder
NEXT Financial Group, Inc.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of NEXT Financial Group, Inc. as of December 31, 2012, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a reasonable basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NEXT Financial Group, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

www.cfllp.com

8750 N. Central Expressway	972.387.4300	
Suite 300	800.834.8586	Member:
Dallas, TX 75231-6464	972.960.2810 fax	

CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
February 27, 2013

NEXT FINANCIAL GROUP, INC.
Statement of Financial Condition
December 31, 2012

ASSETS

Cash and cash equivalents	$ 6,291,208
Receivable from broker-dealers and clearing organizations	3,037,765
Property and equipment, net	942,001
Loans receivable – salesmen	1,288,881
Receivable – related party	4,281,592
Deferred tax benefit	434,400
Other assets	1,119,447
Marketable securities	229,350
Total Assets	**$ 17,624,644**

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 1,745,580
Commissions payable	3,509,281
Deferred rent and lease incentives	185,428
Securities sold, not yet purchased	20,021
Total liabilities	5,460,310
Stockholder's equity:	
Common stock, 5,000 shares authorized with $.01 par value, 5,000 shares issued and outstanding	50
Additional paid-in capital	4,569,117
Retained earnings	7,595,167
Total stockholder's equity	12,164,334
Total Liabilities and Stockholder's Equity	$ 17,624,644

The accompanying notes are an integral part of these financial statements.

NEXT FINANCIAL GROUP, INC.
Statement of Income
For the Year Ended December 31, 2012

Revenues:	
Commissions income	$ 80,587,787
Investment advisory fees	34,234,915
Other revenue	3,659,060
Interest income	254,234
Total revenues	118,735,996
Expenses:	
Salaries and other employment costs	7,583,750
Commissions and clearance paid other brokers	101,447,921
Communications	389,520
Occupancy and equipment costs	1,598,616
Promotional costs	5,894,039
Regulatory fees and expenses	62,496
Other expenses	1,023,845
Total expenses	118,000,187
Income before income taxes	713,809
Provision for income taxes	379,461
Net income	$ 356,348

The accompanying notes are an integral part of these financial statements.

NEXT FINANCIAL GROUP, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2012

	Common Stock Shares Issued	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at December 31, 2011	5,000	$ 50	$4,569,117	$ 7,238,819	$11,807,986
Net income				356,348	356,348
Balance at December 31, 2012	5,000	$ 50	$4,569,117	$ 7,595,167	$12,164,334

The accompanying notes are an integral part of these financial statements.

NEXT FINANCIAL GROUP, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2012

Balance at December 31, 2011	$	-0-
Increases		-0-
Decreases		-0-
Balance at December 31, 2012	$	-0-

The accompanying notes are an integral part of these financial statements.

NEXT FINANCIAL GROUP, INC.
Statement of Cash Flows
For the Year Ended December 31, 2012

Cash flows from operating activities:	
Net income	$ 356,348
Adjustments to reconcile net income to net	
cash provided (used) by operating activities:	
Depreciation and amortization	819,518
Provision for bad debts	185,696
Deferred income taxes	22,400
Change in assets and liabilities:	
Increase in receivable from broker-dealers	
and clearing organizations	(286,252)
Increase in receivable-related party	(2,863,152)
Decrease in other assets	318,093
Increase in marketable securities	(193,550)
Decrease in accounts payable and accrued expenses	(153,370)
Increase in commissions payable	287,245
Decrease in deferred rent and lease incentives	(101,736)
Decrease in securities sold, not yet purchased	(10,027)
Net cash provided (used) by operating activities	(1,618,787)
Cash flows from investing activities:	
Loans made to salesmen	(1,418,991)
Loan payments received from salesmen	1,048,667
Purchases of property and equipment	(377,186)
Net cash provided (used) by investing activities	(747,510)
Cash flows from financing activities:	
Net cash provided (used) by financing activities	-0-
Net decrease in cash and cash equivalents	(2,366,297)
Cash and cash equivalents at beginning of year	8,657,505
Cash and cash equivalents at end of year	$6,291,208
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Income taxes	$ 454,267

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Nature of Operations and Basis of Presentation

NEXT Financial Group, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a Virginia corporation. The Company operates under (SEC) Rule 15c3-3(k)(2)(ii), whereby a clearing broker-dealer performs clearing functions for all broker-dealer transactions with customers and brokers and dealers on a fully disclosed basis. The Company also has agreements for clearing functions with other various mutual funds and variable annuity brokers. The Company receives commissions on trades that are facilitated through the clearing broker-dealer and other brokers. The accounting and reporting policies of the Company conform to U.S. generally accepted accounting principles and to general practices within the securities industry.

The Company is a wholly-owned subsidiary of NEXT Financial Holdings, Inc. ("Holdings").

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Receivable from Broker-Dealers and Clearing Organizations

Receivables from broker-dealers and clearing organizations are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these. The Company advances funds to its registered representatives as determined necessary by management. The advances consist of pass through expenses, which are generally recouped upon the following commission payment cycle, and loans which are repaid with interest over periods of up to three years. Interest earned on the loans is recorded on a monthly basis. Loans receivable are generally repaid through the following commission payment cycles and are generally considered past due upon termination of the registered representative. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The cost of leasehold improvements are capitalized and such costs are amortized on a straight-line basis over the shorter of their estimated useful lives or lease term, as applicable.

Other Assets

Other assets consist primarily of prepaid expenses and other receivables. Prepaid expenses are carried at cost and are expensed over the period of time to which they relate, generally less than one year. Other receivables consist mostly of advances to employee and registered representatives that are generally collected within less than three months. As of December 31, 2012, the Company had recorded an allowance for doubtful accounts of $223,326 against these receivables.

Note 1 - Summary of Significant Accounting Policies, continued

Investments

Marketable securities and securities sold, not yet purchased are carried at fair market value in accordance with the *Fair Value* Topic of the Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC"). Increases or decreases in net unrealized appreciation or depreciation of investments are credited or charged to operations. The fair values of marketable securities are based on publicly available, unadjusted quoted prices in active markets (Level 1 inputs as defined in the *Fair Value* Topic of the FASB ASC).

Revenue Recognition

Security transactions (and related commission revenue and expense) are recorded on a trade date basis. Commission revenue and related expenses from the sale of mutual funds are recorded on a trade date basis.

Investment advisory and management fees are generally recognized as services are provided. Generally, fees are billed on a quarterly basis based on the account's asset value at the end of a quarter. Advance payments, if received, are deferred and recognized during the periods for which services are provided.

Compensated Absences

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Advertising Costs

Advertising costs are expensed as incurred. Total advertising costs incurred for the year ended December 31, 2012 were $120,301 and are reflected in promotional costs.

Income Taxes

The Company accounts for income taxes in accordance with the *Income Taxes* Topic of the FASB ASC. Deferred tax assets and liabilities arising from temporary differences between book and tax basis are recognized using the enacted statutory tax rates and laws that will be in effect when such differences are expected to reverse. Deferred tax assets are recognized for temporary differences that will result in deductible amounts in future years. Deferred tax liabilities are recognized for temporary differences that will result in taxable income in future years. In the case of deferred tax assets, a reduction in deferred tax assets is recorded if it is more likely than not that some portion or all of the deferred tax asset will not be realized. Any interest or penalties associated with income taxes would be included as a component of income tax expense in the period in which the assessment arises.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934 the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2012 the Company had net capital of approximately $3,735,257 and net capital requirements of $352,607. The Company's ratio of aggregate indebtedness to net capital was 1.42 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Property and Equipment

The classes of property and equipment are as follows:

Furniture and fixtures	$ 601,728
Computer equipment and software	4,500,868
Leasehold improvements	936,120
	6,038,716
Less: accumulated depreciation and amortization	(5,096,715)
	$ 942,001

Depreciation and amortization expense for the year ended December 31, 2012 was $819,518 and is reflected in occupancy and equipment costs.

Note 5 - Loans Receivable – Salesmen

The Company has 49 unsecured promissory notes receivable from its registered representatives. The notes are generally payable within a year in equal monthly installments of principle plus interest at annual interest rates ranging from 0% to 7.5%. All of the outstanding notes mature at various times through 2015. As of December 31, 2012, the Company had recorded $57,600 as an allowance for doubtful accounts against loans receivable – salesmen.

Note 6 - Income Taxes

The provision for income taxes consists of the following:

Current tax expense	$ 357,061
Deferred tax expense (benefit)	22,400
Total income tax expense	$ 379,461

The Company is a member of a group that files a consolidated federal tax return. Accordingly, income taxes payable to (refundable from) the tax authority is recognized on the financial statements of the parent company who is the

Note 6 - <u>Income Tax Matters</u>, continued

taxpayer for income tax purposes. The members of the consolidated group allocate payments to any member of the group for the income tax reduction resulting from the member's inclusion in the consolidated return, or the member makes payments to the parent company for its allocated share of the consolidated income tax liability. This allocation approximates the amounts that would be reported if the Company was separately filing its tax return. As of December 31, 2012, no tax-related balances were payable to Holdings.

The expected income tax expense from applying statutory rates to net income before income taxes differs from actual income tax expense due to state income taxes net of federal tax benefit, permanent differences related to meals and entertainment, and adjustments from the prior year's estimates to actual prior year income tax return amounts.

The Company files income tax returns in the U.S. federal jurisdiction and in various state and local jurisdictions. The Company's federal income tax returns generally remain subject to examination by the Internal Revenue Service for three years from the date the return is due, including extensions. The Company's state and local income tax returns are subject to examination by the respective state and local authorities over various statutes of limitations, most ranging from three to five years from the date of filing.

Note 7 - <u>Employee Benefits</u>

The Company has a 401(k) savings plan for all employees who have completed one month of service. The plan allows the Company to make discretionary matching contributions, as well as additional discretionary contributions. The Company made matching contributions of $84,814 to the plan for the year ended December 31, 2012.

Note 8 - <u>Operating Leases</u>

The Company leases office space in Houston, Texas. In February, 2008, the Company obtained additional office space and superseded its previous lease agreement. The new lease agreement provided for an allowance of $557,028 for leasehold improvements which were placed in service in October, 2008. As of December 31, 2012, the net leasehold improvements and corresponding deferred rent liability related to this lease incentive were $151,193. Rental expense is calculated on a straight-line basis. The lease began in August, 2008, for a six-year term, with renewal options for two additional five-year terms.

The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year:

Year Ending December 31,	
2013	$ 673,099
2014	398,308
	$ 1,071,407

Rental expense for the year ended December 31, 2012 was $559,445 and is reflected in occupancy and equipment costs.

Note 9 - Concentration Risk

At December 31, 2012, and at various other times during the year then ended, the Company had cash balances in excess of federally insured limits.

Note 10 - Commitments and Contingencies

The Company has been named, along with other defendants, in proceedings and lawsuits incidental to its securities business. As of December 31, 2012, the parties in these cases were seeking damages of approximately $14.2 million. Management intends to present a vigorous defense. The ultimate outcome of these proceedings and lawsuits cannot presently be determined. As of December 31, 2012, the Company has accrued approximately $820 thousand related to these proceedings and lawsuits based on the analysis conducted by the Company and/or their attorneys as to the Company's potential exposure.

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. At December 31, 2012, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 11 - Related Party Transactions

The Company transacts some of its insurance sales through NEXT Financial Insurance Agency of Texas, Inc. (the "Affiliated Entity"). By agreement, the commission income of $150,976 on these transactions was transferred to the Company. Also, the Affiliated Entity transferred the total commission expense of $150,976 to the Company, resulting in a net amount of zero. Creditors of the Affiliated Entity do not have any recourse against the assets of the Company.

The Company is a wholly-owned subsidiary of Holdings. At December 31, 2012, the Company had a receivable from Holdings of $4,281,592 as reflected on the Statement of Financial Condition. The Company and Holdings are under common control and the existence of that control may create operating results and financial position different than if the companies were autonomous.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2012

Schedule I

NEXT FINANCIAL GROUP, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2012

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital		$12,164,334
Deductions and/or charges:		
Non-allowable assets:		
Receivable from broker-dealers and clearing organizations	$ 286,903	
Property and equipment, net	942,001	
Loans receivable – salesmen	1,288,881	
Receivable – related party	4,281,592	
Deferred tax benefit	434,400	
Other assets	1,119,447	
Other deductions and/or charges:		
Deficits in clearing account	14,763	(8,367,987)
Other additions and/or credits:		
Deferred lease incentive securing leasehold improvements		151,193
Net capital before haircuts on securities positions		3,947,540
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):		
Money market accounts	107,911	
Marketable securities	34,403	
Securities sold, not yet purchased	20,021	
Undue concentration	49,948	(212,283)
Net capital		$3,735,257

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	
Accounts payable and accrued expenses	$1,745,580
Commissions payable	3,509,281
Deferred rent	34,235
Total aggregate indebtedness	$5,289,096

Schedule I (continued)

<u>NEXT FINANCIAL GROUP, INC.</u>
<u>Computation of Net Capital Under Rule 15c3-1</u>
<u>of the Securities and Exchange Commission</u>
<u>As of December 31, 2012</u>

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ <u>352,607</u>
Minimum dollar net capital requirement of reporting broker or dealer	$ <u>250,000</u>
Net capital requirement (greater of above two minimum requirement amounts)	$ <u>352,607</u>
Net capital in excess of required minimum	$ <u>3,382,650</u>
Excess net capital at 1000%	$ <u>3,206,347</u>
Ratio: Aggregate indebtedness to net capital	<u>1.42 to 1</u>

RECONCILIATION WITH COMPANY'S COMPUTATION

The differences in the computation of net capital under Rule 15c3-1 from the Company's computation are as follows:

Net capital per the Company's unaudited Focus IIA	$ 3,695,296
Decrease in accounts payable and accrued expenses	<u>39,961</u>
Net capital per the audited report	$ <u>3,735,257</u>

Schedule II

<u>NEXT FINANCIAL GROUP, INC.</u>
<u>Computation for Determination of Reserve Requirements Under</u>
<u>Rule 15c3-3 of the Securities and Exchange Commission</u>
<u>As of December 31, 2012</u>

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Pershing, LLC

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended

December 31, 2012



INDEPENDENT AUDITOR'S REPORT ON INTERNAL
CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Stockholder
NEXT Financial Group, Inc.

In planning and performing our audit of the financial statements and supplemental information of NEXT Financial Group, Inc. (the "Company"), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

www.cfllp.com

8750 N. Central Expressway	972.387.4300	CPAmerica International, in alliance with Crowe Horwath International
Suite 300	800.834.8586 Member:	The International Accounting Group
Dallas, TX 75231-6464	972.960.2810 fax	World Services Group

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF+ Co., LLP

CF & Co., L.L.P.

Dallas, Texas
February 27, 2013



Independent Accountant's Report

On the SIPC Annual Assessment

Required By SEC Rule 17a-5

Year Ended December 31, 2012

ACCOUNTANTS
CONSULTANTS

INDEPENDENT ACCOUNTANT'S REPORT ON THE SIPC ANNUAL
ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Stockholder
NEXT Financial Group, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7") to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by NEXT Financial Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating NEXT Financial Group, Inc.'s compliance with the applicable instructions of the Form SIPC-7. Management is responsible for NEXT Financial Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements records entries (cash disbursements journal) noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012 with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CF + Co., LLP

CF & Co., L.L.P.

Dallas, Texas
February 27, 2013

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

Member:

CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended December 31 , 20 12
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

051356 Finra Dec
NEXT FINANCIAL GROUP,INC 15*15
2500 WILCREST DR STE 620
HOUSTON, TX 77042 - 5757

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Mark S. Brooks 713 333 4929

2. A. General Assessment (item 2e from page 2)
$ 111,892

B. Less payment made with SIPC-6 filed (exclude interest)
08/09/2012
_____
Date Paid
(57,276)

C. Less prior overpayment applied
( )

D. Assessment balance due or (overpayment)
_____

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum
_____

F. Total assessment balance and interest due (or overpayment carried forward)
$ 54,616

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above)
$ 54,616

H. Overpayment carried forward
$( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

NEXT FINANCIAL GROUP, INC
_____
(Name of Corporation, Partnership or other organization)
_____
(Authorized Signature)

Dated the 5TH day of FEBRUARY , 20 12 .

MARK S BROOKS - CFO
_____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning JAN 1 , 20 12
and ending DEC 31 , 20 12
Eliminate cents

Item No.
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 118,736,746

2b. Additions:
    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions

2c. Deductions:
    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 71,294,274

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 2,173,453

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. 440,854

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

        (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 71,206

        Enter the greater of line (i) or (ii) 71,206

        Total deductions 73,979,787

2d. SIPC Net Operating Revenues $ 44,756,959

2e. General Assessment @ .0025 $ 111,892

(to page 1, line 2.A.)

2

NEXT FINANCIAL GROUP, INC.

December 31, 2012

Report Pursuant to Rule 17a-5(d)

